EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

December 16, 2019

AVINO CLOSES SALE OF BRALORNE GOLD MINES LTD.

TO TALISKER RESOURCES LTD.

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE), (“Avino” or “the Company”) is pleased to announce that further to its press release dated November 21, 2019, it has closed the agreement with Talisker Resources Ltd. (“Talisker”) for the sale of all of the issued and outstanding shares of Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker (the “Transaction”) for:

(i)	A cash consideration of C$8.7 million;

(ii)	The issuance of 12,580,000 common shares of Talisker (the “Talisker Shares”) which currently are trading at a price of C$0.235 per Talisker Share on the Canadian Securities Exchange;

(iii)	The issuance of 6,290,000 share purchase warrants (the “Talisker Warrants”) exercisable at $0.25 per share for a period of three years after the Closing Date, subject to acceleration in the event the closing price of Talisker’s common shares is greater than $0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

(iv)	A cash payment of US$2.5 million, contingent upon the commencement of commercial production at the Bralorne Mine; and

(v)	The transfer of all future restoration and reclamation obligation liabilities to Talisker.

As a result of the Transaction, Avino acquired the Talisker Shares, being 9.9% of the total issued and outstanding shares of Talisker, and the Talisker Warrants on a non-diluted basis, and approximately 14.85% of the total issued and outstanding shares of Talisker, assuming exercise of the Talisker Warrants. The Talisker Shares and Talisker Warrants were acquired by Avino for investment purposes. Avino has a long-term view of its investment in Talisker, and fully supports Talisker’s continued exploration and development of the Bralorne mine property.

David Wolfin, President and Chief Executive Officer of Avino commented, “We are pleased to announce the closing of this agreement with Talisker to transfer Avino’s ownership of Bralorne while retaining material economic exposure to the project through a significant equity investment in Talisker and the contingent cash payment payable upon the commencement of commercial production. We believe that Bralorne is best suited for a management team with deep exploration expertise and access to strategic investment capital from partners such as Osisko Gold Royalties (OR: TSX & NYSE) and we look forward to seeing them advance their exploration strategy at Bralorne as a supportive shareholder. This transaction repositions Avino as a pure-play silver producer in Mexico and greatly improves our balance sheet and liquidity. We believe that Avino is vastly undervalued relative to our silver peers based on our silver equivalent production profile and extensive resource base. Now with our improved financial position resulting from this transaction, we can focus our efforts on creating value in Mexico through exploration and other initiatives. Finally, I would like to thank all our staff and contractors at Bralorne for their dedication and professionalism over the years”.

Avino’s early warning report will appear on Talisker’s profile on SEDAR at www.sedar.com and may also be obtained by contacting Avino’s head office as shown in the letterhead above.

Cantor Fitzgerald Canada Corporation is acting as Avino’s financial advisor for this transaction and Harper Grey LLP is acting as its legal advisor.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 350 people. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.